EnLink Midstream Partners, LP

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

EnLink Midstream Partners, LP (Commission File No. 001-36340)

EnLink Midstream Partners, LP and EnLink Midstream, LLC posted the following presentation on their respective websites:

DECEMBER 2018 INVESTOR PRESENTATION December 4, 2018

FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of the federal securities laws. Although these statements reflect the current views, assumptions, and expectations of our management, the matters addressed herein involve certain assumptions, risks, and uncertainties that could cause actual activities, performance, outcomes, and results to differ materially from those indicated herein. Therefore, you should not rely on any of these forward-looking statements. All statements, other than statements of historical fact, included in this presentation constitute forward-looking statements, including but not limited to statements identified by the words “forecast,” “may,” “believe,” “will,” “should,” “plan,” “predict,” “anticipate,” “intend,” “estimate,” and “expect” and similar expressions. Such forward-looking statements include, but are not limited to, statements about guidance, projected or forecasted financial and operating results, timing for completion of construction or expansion projects, expected financial and operational results associated with certain projects, future operational results of our customers, the proposed simplification transaction between EnLink Midstream Partners, LP and EnLink Midstream, LLC, the timing of the consummation of the proposed simplification transaction (and/or if it will be consummated at all), the pro forma description of EnLink Midstream, LLC and its operations following the proposed simplification transaction, objectives, expectations, intentions, and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect our financial condition, results of operations, or cash flows include, without limitation, (a) the dependence on Devon for a substantial portion of the natural gas and crude that we gather, process, and transport, (b) developments that materially and adversely affect Devon or other customers, (c) Devon’s ability to compete with us, (d) adverse developments in the midstream business may reduce our ability to make distributions, (e) our vulnerability to having a significant portion of our operations concentrated in the Barnett Shale, (f) potential conflicts of interest of Global Infrastructure Partners (“GIP”) with us and the potential for GIP to favor GIP’s own interests to the detriment of our unitholders, (g) GIP’s ability to compete with us and the fact that it is not required to offer us the opportunity to acquire additional assets or businesses, (h) a default under GIP’s credit facility could result in a change in control of us, could adversely affect the price of our common units, and could result in a default under our credit facility, (i) continually competing for crude oil, condensate, natural gas, and NGL supplies and any decrease in the availability of such commodities, (j) decreases in the volumes that we gather, process, fractionate, or transport, (k) construction risks in our major development projects, (l) our ability to receive or renew required permits and other approvals, (m) changes in the availability and cost of capital, including as a result of a change in our credit rating, (n) operating hazards, natural disasters, weather-related issues or delays, casualty losses, and other matters beyond our control, (o) impairments to goodwill, long-lived assets and equity method investments, and (p) the effects of existing and future laws and governmental regulations, including environmental and climate change requirements and other uncertainties. These and other applicable uncertainties, factors, and risks are described more fully in EnLink Midstream Partners, LP’s and EnLink Midstream, LLC’s filings (collectively, “EnLink Midstream”) with the Securities and Exchange Commission, including EnLink Midstream Partners, LP’s and EnLink Midstream, LLC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Neither EnLink Midstream Partners, LP nor EnLink Midstream, LLC assumes any obligation to update any forward-looking statements. The EnLink Midstream management team based the forecasted financial information included herein on certain information and assumptions, including, among others, the producer budgets / forecasts to which EnLink Midstream has access as of the date of this presentation and the projects / opportunities expected to require growth capital expenditures as of the date of this presentation. The assumptions, information, and estimates underlying the forecasted financial information included in this presentation are inherently uncertain and, though considered reasonable by the EnLink Midstream management team as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted financial information. Accordingly, there can be no assurance that the forecasted results are indicative of EnLink Midstream’s future performance or that actual results will not differ materially from those presented in the forecasted financial information. Inclusion of the forecasted financial information in this presentation should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved. EnLink Midstream December 2018 Investor Presentation 2

IMPORTANT INFORMATION FOR INVESTORS AND UNITHOLDERS This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between EnLink Midstream Partners, LP (“ENLK”) and EnLink Midstream, LLC (“ENLC”), on November 8, 2018, ENLC filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint information statement and proxy statement of ENLC and ENLK that also constitutes a prospectus of ENLC. After the registration statement is declared effective, ENLK will mail a definitive proxy statement/prospectus to unitholders of ENLK, and ENLC will mail a definitive information statement to unitholders of ENLC. This material is not a substitute for the joint information statement/proxy statement/prospectus or registration statement or for any other document that ENLC or ENLK may file with the SEC and send to ENLC’s and/or ENLK’s unitholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF ENLC AND ENLK ARE URGED TO READ THE JOINT INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed with the SEC by ENLC or ENLK through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ENLC and ENLK will be available free of charge on ENLC’s and ENLK’s website at www.enlink.com, in the “Investors” tab, or by contacting ENLC’s and ENLK’s Investor Relations Department at 214-721-9696. ENLC and the directors and executive officers of the managing member of ENLC and the directors and executive officers of the general partner of ENLK may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the managing member of ENLC may be found in its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018. Information about the directors and executive officers of the general partner of ENLK may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available. EnLink Midstream December 2018 Investor Presentation 3

NON-GAAP FINANCIAL INFORMATION & OTHER DEFINITIONS This presentation contains non-generally accepted accounting principles (GAAP) financial measures that we refer to as adjusted EBITDA and distributable cash flow available to common unitholders (“distributable cash flow”). Each of the foregoing measures is defined below. EnLink Midstream believes these measures are useful to investors because they may provide users of this financial information with meaningful comparisons between current results and prior-reported results and a meaningful measure of EnLink Midstream's cash flow after satisfaction of the capital and related requirements of their respective operations. Adjusted EBITDA achievement is a primary metric used in the EnLink Midstream Partners, LP (“ENLK” or “the Partnership”) credit facility and short-term incentive program for compensating its employees. Adjusted EBITDA and distributable cash flow, as defined below, are not measures of financial performance or liquidity under GAAP. They should not be considered in isolation or as an indicator of EnLink Midstream’s performance. Furthermore, they should not be seen as a substitute for metrics prepared in accordance with GAAP. See ENLK’s and ENLC’s filings with the Securities and Exchange Commission for more information. Definitions of non-GAAP measures used in this presentation: 1) Adjusted EBITDA - net income (loss) plus interest expense, provision (benefit) for income taxes, depreciation and amortization expense, impairments, unit-based compensation, (gain) loss on non-cash derivatives, (gain) loss on disposition of assets, (gain) loss on extinguishment of debt, successful transaction costs, accretion expense associated with asset retirement obligations, non-cash rent and distributions from unconsolidated affiliate investments, less payments under onerous performance obligations, non-controlling interest, (income) loss from unconsolidated affiliate investments, and non-cash revenue from contract restructuring Distributable cash flow (DCF) - adjusted EBITDA (as defined above), less interest expense (excluding amortization of the EnLink Oklahoma Gas Processing, LP (together with its subsidiaries, “EOGP”) acquisition installment payable discount), litigation settlement adjustment, interest rate swaps, current income taxes and other non-distributable cash flows, accrued cash distributions on Series B Preferred Units and Series C Preferred Units paid or expected to be paid, and maintenance capital expenditures, excluding maintenance capital expenditures that were contributed by other entities and relate to the non-controlling interest share of our consolidated entities 2) EnLink Midstream December 2018 Investor Presentation 4

NON-GAAP FINANCIAL INFORMATION & OTHER DEFINITIONS CONTINUED

ENLINK MIDSTREAM

Other definitions and explanations of terms used in this presentation:

1) ENLK's Adjusted EBITDA is net to ENLK after non-controlling interest.
2) ENLK's Distribution Coverage is defined as ENLK's Distributable Cash Flow divided by ENLK's total distributions declared.
3) Pro forma ENLC Distribution Coverage is defined as pro forma ENLC's expected Distributable Cash Flow divided by pro forma ENLC's total distributions expected to be declared.
4) Cumulative retained cash flow is calculated as (i) expected pro forma distributable cash flow, minus (ii) total cash distributions expected to be declared in any given period.
5) Series B Preferred Units means Series B Cumulative Convertible Preferred Units of ENLK.
6) Series C Preferred Units means Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units of ENLK.
7) DCF per unit is calculated as (i) Distributable Cash Flow minus incentive distributions and GP interest distributions, if applicable, divided by (ii) common units issued and outstanding at the end of the period.
8) DCF per unit compound annual growth rate (CAGR) is defined as (i) the quotient of DCF per unit for the year ended December 31, 2021, and DCF per unit for the year ended December 31, 2019, raised to the power of 1/2, (ii) minus 1. Segment profit compound annual growth rate (CAGR) is defined as (i) the quotient of segment profit for the year ended December 31, 2021, and segment profit for the year ended December 31, 2018, raised to the power of 1/3, (ii) minus 1.
9) Incentive distribution rights (IDRs) provide ENLC with performance-based pay for successfully managing the MLP, which is measured by cash distributions to the owners of the units of the Partnership.
10) Leverage and leverage ratio mean ENLK's Debt to Adjusted EBITDA leverage ratio, as defined by the ENLK credit facility.
11) Pro forma ENLC leverage ratio is assumed to be consistent with the calculation for the ENLK leverage ratio, which is defined by the ENLK credit facility.
12) Growth capital expenditures (GCE) generally include capital expenditures made for acquisitions or capital improvements that we expect will increase our asset base, operating income or operating capacity over the long-term
13) Segment profit (loss) is defined as operating income (loss) plus general and administrative expenses, depreciation and amortization, (gain) loss on disposition of assets, impairments and gain on litigation settlement. Segment profit (loss) includes non-cash compensation expenses reflected in operating expenses. See "Item 8. Financial Statements and Supplementary Data – Note 15—Segment Information" in ENLK's Annual Report on Form 10-K for the year ended December 31, 2017, and "Item 1. Financial Statements and Supplementary Data – Note 11 – Segment Information" in ENLK's Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, for further information about segment profit (loss)
14) Gathering is defined as a pipeline that transports hydrocarbons from a production facility to a transmission line or processing facility. Transportation is defined to include pipelines connected to gathering lines or a facility. Gathering and transportation are referred to as "G&T." Gathering and processing are referred to as "G&P".
15) Bcf/d is defined as billion cubic feet per day; MMcf/d is defined as million cubic feet per day; BBL/d is defined as barrels per day; NGL is defined as natural gas liquids.
16) Pro Forma ENLC or PF ENLC refers to EnLink Midstream, LLC, following the closing of the previously announced "simplification" transaction.

EnLink Midstream December 2018 Investor Presentation 5

DEFINITIONS FOR RELATIVE VALUE

1) Peer Average group includes DCP Midstream Partners, LP; Enable Midstream Partners, LP; Targa Resources Corp.; and Western Gas Equity Partners, LP.
2) Midstream Average includes the Peer Average group plus Andeavor Logistics LP; Antero Midstream GP LP; BP Midstream Partners LP; Buckeye Partners, L.P.; CNX Midstream Partners LP; Crestwood Equity Partners LP; Delek Logistics Partners LP; Enbridge Inc.; Energy Transfer, L.P.; Enterprise Products Partners L.P.; EQM Midstream Partners LP; Genesis Energy, L.P.; Global Partners LP; Hess Midstream Partners LP; Holly Energy Partners, L.P.; Kinder Morgan Inc.; Magellan Midstream Partners, L.P.; MPLX LP; NGL Energy Partners LP; Noble Midstream Partners LP; NuStar Energy L.P.; Oasis Midstream Partners LP; ONEOK, Inc.; PBF Logistics LP; Phillips 66 Partners LP; Plains All American Pipeline, L.P.; SemGroup Corporation; Shell Midstream Partners LP; Summit Midstream Partners LP; Tallgrass Energy LP; TC PipeLines, LP; TransCanada Corporation; USD Partners LP; and Williams Companies, Inc.
3) Sources for slide 13 include public reports, Wall Street sell-side research, FactSet and market prices as of 11/30/2018.
4) Distribution Yield (Current) is defined as the most recently declared annualized distribution, divided by unit closing price as of 11/30/18.
5) DCF per Unit CAGR (2019E-2021E) for (i) PF ENLC means PF ENLC DCF per Unit CAGR per EnLink and (ii) companies included in the Peer Average and the Midstream Average is defined as the (a) the quotient of DCF per unit for the year ended December 31, 2021, and DCF per unit for the year ended December 31, 2019, raised to the power of 1/2, (ii) minus 1. Peer Average and Midstream Average information from Sources.
6) Average Coverage Ratio (2019E-2021E) for (i) PF ENLC means PF ENLC average coverage ratio per EnLink and (ii) the Peer Average and Midstream Average means the sum of DCF for 2019 through 2021 divided by the sum of the expected cash distributions during 2019 through 2021, with information from Sources.
7) Price / DCF per Unit (2019E) means unit price as of 11/30/18 divided by the 2019 expected DCF per unit according to Sources for all relevant companies.

EnLink Midstream December 2018 Investor Presentation 6

 WHY INVEST IN ENLINK? DIVERSIFIED, INTEGRATED PLATFORMS WITH VISIBLE, LONG-TERM, SUSTAINABLE GROWTH POSITIONED TO TRACK RECORD Note: Information on this slide relates to PF ENLC, which will be the entity that will survive after the announced “simplification” transaction, which has yet to be consummated. EnLink Midstream December 2018 Investor Presentation 7 MULTI-YEAR OF SUCCESS WELL DELIVER STRONG RESULTS IN 2019 & BEYOND ATTRACTIVE VALUE PROPOSITION WITH VISIBLE UPSIDE

CONFIDENT IN DELIVERING GROWTH FOCUSED ON VALUE CREATION FOR ALL STAKEHOLDERS STRENGTH EXECUTION OF OUR STRATEGIC PLAN Note: Information on this slide relates to PF ENLC, which will be the entity that will survive after the announced “simplification” transaction, which has yet to be consummated. EnLink Midstream December 2018 Investor Presentation 8 4 CORE AREAS: OKLAHOMA PERMIAN LOUISIANA NORTH TEXAS VALUE CREATION EFFICIENT CAPITAL DEPLOYMENT BALANCE SHEET

STRATEGIC PLAN CENTERED AROUND 4 CORE AREAS DRIVING VALUE THROUGH 7 GROWTH STRATEGIES ~11,000 MILES OF PIPELINE 1 2 3 1 4 7 6 3 2 5 4 5 6 20 PROCESSING FACILITIES ~4.8 7 FRACTIONATORS ~278 7 BCF/D PROCESSING CAPACITY MBBL/D FRACTIONATION CAPACITY EnLink Midstream December 2018 Investor Presentation 9 NORTH TEXAS - BARNETT SHALE Proactive Participation In Redevelopment LOUISIANA Repurpose Redundant Infrastructure LOUISIANA GAS Capture Incremental Opportunities LOUISIANA & GULF COAST NGL Drive Growth PERMIAN - DELAWARE BASIN Achieve Scale PERMIAN - MIDLAND BASIN Increase Asset Utilization OKLAHOMA Maximize Strategic Position

SUCCESSFUL EXECUTION OF OUR STRATEGIC PLAN 2018 TRACK RECORD OF ACHIEVING RESULTS LOUISIANA & GULF COAST NGL 4 1 NGLS FROM G&P ASSETS UNDERWRITE 1 7 6 3 2 5 2 5 4 GAS G&T VOLUMES IN EXCESS OF 2 BCF/D 6 7 3 NEW CRUDE GATHERING 1 Year-over-year (YOY) is defined as the average of the first three quarters of 2018 over the average of the first three quarters of 2017. 2 Includes volumes associated with non-controlling interests. EnLink Midstream December 2018 Investor Presentation 10 PERMIAN - DELAWARE BASIN Achieve scale AVENGER: ANNOUNCED EXPECTED FULLY IN SERVICE 1Q19 LOUISIANA Repurpose redundant infrastructure OPTIMIZE ASSET VALUE CAPITAL-EFFICIENT OPPORTUNITIES FOR EXISTING ASSETS IDENTIFIED NORTH TEXAS - BARNETT SHALE Proactive participation in redevelopment 5 PRODUCER CUSTOMERS CONNECTED 31 NEW WELLS THRU OCT. 2018 LOUISIANA GAS Capture incremental opportunities 5 CONSECUTIVE QUARTERS PERMIAN - MIDLAND BASIN Increase asset utilization ~55% GROWTH IN CRUDE GATHERING VOLUME YOY1 OKLAHOMA Maximize strategic position ~55% GROWTH IN GAS G&P VOLUME YOY1,2 Drive growth NGL PLATFORM EXPANSION PIPELINE & FRACTIONATION EXPANSION

 SUCCESSFUL EXECUTION DRIVING RESULTS INCREASING DCF PER UNIT IMPROVES UNITHOLDER VALUE DCF PER UNIT CAGR of 10+% PROJECTED FROM 2019 THROUGH 2021 Note: 1Q16 through 3Q18 DCF per unit reflects that of ENLK. 10+% DCF per unit CAGR is expected for PF ENLC, which will be the entity that will survive after the announced “simplification” transaction, which has yet to be consummated. EnLink Midstream December 2018 Investor Presentation 11 DCF PER UNIT 1Q162Q163Q164Q161Q172Q173Q174Q171Q182Q183Q182021E $0.48 Efficient Capital Deployment $0.47 $0.44 Average quarterly DCF per unit $0.40 $0.43 Transformational Capital Deployment From 2015 – 2017, over $5B of transformational growth capital deployed to create EnLink’s diversified, integrated platforms in key basins: Created leading position in Oklahoma Initiated Delaware Basin gas G&P platform Established Delaware Basin crude gathering Expanded Midland Basin gas G&P footprint Developed Midland Basin crude gathering Value Creation

 EFFICIENT CAPITAL DEPLOYMENT DRIVES GROWTH SIGNIFICANT INVENTORY OF LOW RISK, HIGH RETURN PROJECTS IN 4 CORE AREAS SEGMENT PROFIT OUTLOOK: FINANCIAL OUTLOOK: EFFICIENT CAPITAL: 3-Year CAGR (2018-2021): • Oklahoma 10+% • Permian 20+% • Crude & Condensate 20+% DCF per unit CAGR: 10+% from 2019 through 2021 Distribution growth target: 5% - 10% annually through 2021 Coverage target: 1.3x – 1.5x from 2019 through 2021 Forecast cumulative growth capital expenditures (GCE) of $1.2B – $1.5B in 2019 - 2021 Cumulative GCE projected to contribute ~$250MM in adjusted EBITDA in 2019 - 2021 Targeting 5x – 6x adjusted EBITDA multiple of GCE NTX decline of 5% or less from 2019 - 2021 Note: Information on this slide relates to PF ENLC, which will be the entity that will survive after the announced “simplification” transaction, which has yet to be consummated. EnLink Midstream December 2018 Investor Presentation 12

PF ENLC ATTRACTIVE VALUE

STRONG FUNDAMENTALS & COMPELLING VALUATION RELATIVE TO PEERS



ENLINK MIDSTREAM
Peer Average
Midstream Average
10%
9%
9%
Distribution Yield (Current)



ENLINK MIDSTREAM
(PF ENLC)
Peer Average
Midstream Average
10+%
8%
6%
DCF per Unit CAGR (2019E-2021E)



(PF ENLC)
1.3x – 1.5x
1.4x
1.4x
Average Coverage Ratio (2019E-2021E)



7.0x
8.4x
8.5x
Price / DCF per Unit (2019E)

Notes: Data on this page is from public reports, Wall Street analyst research reports, FactSet and market prices as of 11/30/2018 ("Sources"). See slide 6 for definitions of terms on this page and companies included in peer average and midstream average information on this page.

EnLink Midstream December 2018 Investor Presentation 13

BALANCE SHEET STRENGTH PF ENLC: LONG-TERM FINANCIAL TENETS SUPPORT VALUE CREATION Note: Information on this slide relates to PF ENLC, which will be the entity that will survive after the announced “simplification” transaction, which has yet to be consummated. EnLink Midstream December 2018 Investor Presentation 14 From 2019 through 2021, targeting DCF per unit CAGR of 10+% and 5% - 10% annual distribution growth Distribution Coverage 1.3x – 1.5x Provides ability for attractive and sustainable distribution growth and self-funding Fee-based business provides stability and mitigates market volatility Leverage Ratio 3.5x – 4.0x Efficient capital deployment maintains strong balance sheet Ongoing commitment to investment-grade style credit metrics Self-funding Reinvesting in our business Potential cumulative retained cash flow in excess of $700MM from 2019 - 2021 Self-funding with internally generated cash flow reduces reliance on equity markets

 CONFIDENT IN DELIVERING ON FUTURE GROWTH WELL-POSITIONED TO GROW OVER THE LONG-TERM Positioned in 4 CORE AREAS Clearly defined strategy Execution expected to drive results 5% - 10% Expected distribution growth From 2019 -2021 EFFICIENT CAPITAL DEPLOYMENT 10+% DCF per unit CAGR From 2019 - 2021 PERMIAN ~ $250MM Adjusted EBITDA growth In 2019 - 2021 LOUISIANA BALANCE SHEET STRENGTH OKLAHOMA NORTH TEXAS FOCUSED ON CREATING VALUE FOR ALL UNITHOLDERS TEXAS Note: Information on this slide relates to PF ENLC, which will be the entity that will survive after the announced “simplification” transaction, which has yet to be consummated. EnLink Midstream December 2018 Investor Presentation 15 NORTH EXECUTION EXCELLENCE RIGHT PLAN RIGHT PLACES, RIGHT PARTNERS

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